LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                               LAKE MERRITT PLAZA
                        1999 HARRISON STREET, 26TH FLOOR
                           OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070
                           FACSIMILE: (510) 834-8309

                                 October 1, 2009




BY EDGAR & FACSIMILE

Ms. Pamela A. Long Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                  Re:     ATEL 14, LLC
                          Acceleration Requests
                          Registration Statement on Form S-1
                          SEC File No. 333-159578

Dear Ms. Long:

     By this letter we hereby withdraw the requests, filed with my letter of September 28, 2009, to accelerate the effective date of the above referenced registration statement to October 1, 2009.

     Please contact me with any questions or comments you may have concerning this filing.


                                        Very truly yours,

                                        /s/ PAUL J. DERENTHAL

                                        Paul J. Derenthal

cc:      Mr. Rufus Decker
         Ms. Nudrat Salik
         Sherry Haywood, Esq.
         Division of Corporation Finance
         Securities and Exchange Commission
         Facsimile: (703) 813-6968

         Mr. Dean L. Cash
         Mr. Paritosh Choksi
         Mr. Samuel Schussler
         Mr. Tullus Miller